News

FOR IMMEDIATE RELEASE
BMO Financial Group to Reflect Charges in First Quarter Earnings, Proposes Support for Links and Parkland Structured Investment Vehicles (SIVs), Provides Update on Apex/Sitka Trust and Announces Senior Management Changes
TORONTO, February 19, 2008 — BMO Financial Group (TSX: BMO; NYSE: BMO) today announced charges to first quarter earnings and provided further clarity around certain off-balance sheet vehicles managed by BMO Financial Group. It also announced senior management changes to take effect March 5th, the day following BMO’s Annual Meeting.
Asset Valuations at Quarter End
BMO Financial Group announced today that it expects first quarter results (three months ended January 31, 2008) will include the following items:
•	Charges in BMO Capital Markets for certain trading activities and valuation adjustments of approximately $490 million pre-tax ($325 million after tax). The charges relate to:
•	Certain transactions previously hedged with ACA Financial Guaranty Corporation, a monoline insurer, approximately $160 million pre-tax. BMO has liquidated these positions and has no further exposure to ACA or transactions that were hedged with ACA.

•	Trading and structured credit-related positions, preferred shares, third party Canadian conduits and other mark to market losses, approximately $175 million pre-tax.

•	BMO’s investment in Apex/Sitka Trust, approximately $130 million pre-tax. This is in addition to the $80 million charge taken in Q4, 2007. Apex/Sitka Trust is a structured finance vehicle to which BMO has not provided backup liquidity.

•	Capital notes in the Links Finance Corporation and Parkland Finance Corporation SIVs, approximately $25 million pre-tax. BMO’s remaining capital notes are valued at approximately $30 million.
•	An increase to the general allowance for credit losses to reflect portfolio growth and risk migration, approximately $60 million pre-tax ($40 million after tax).

These items will lower earnings per share in the first quarter by approximately 70 cents. BMO’s Tier 1 Capital Ratio remains strong and was 9.51% as at October 31, 2007 under the Basel I methodology.
BMO is in the process of completing its review and final first quarter closing procedures. Accordingly, the above information is based on current estimates and is subject to change. BMO will release its first quarter 2008 results on March 4, 2008.
Structured Investment Vehicles
BMO also today announced a proposal to provide senior ranked support for the funding of Links Finance Corporation and Parkland Finance Corporation. Execution of the definitive agreement to provide support will depend on a number of factors, including approvals of the terms by the SIV boards. BMO liquidity facilities will backstop the repayment of senior note obligations to facilitate SIVs access to further senior funding, provide the SIVs with supplemental funding, and permit the SIVs to continue the strategy of selling assets in an orderly manner.
Since July 31, 2007, the assets in Links have been reduced from US$23.4 billion to US$12.3 billion and the assets in Parkland have been reduced from €3.4 billion to €1.2 billion, in both cases net of cash. This reduction principally reflects progress to date in the strategy to reduce the size of the SIVs.
BMO said given current market conditions, it is proposing these liquidity facilities to facilitate the continued orderly management of the SIVs, while balancing the interests of our shareholders, clients and debt holders.
The proposed liquidity facilities, which include previous financial support provided by BMO, will be capped at a maximum of approximately US$11 billion related to Links and €1.2 billion for Parkland. Given the terms and conditions of the proposed liquidity facilities and the maturity profile of the senior notes, the amount to be drawn is expected to be approximately one half of the amount of the maximum amount of the facilities.
The strength of BMO’s financial position as well as the quality of the SIVs’ assets allows BMO to extend this support without any material adverse impact on its financial position:
•	Risk of loss of these proposed facilities is low:
•	The asset quality of the SIVs is high; over 90 per cent of assets are rated AA or better by Moody’s and over 80 per cent by Standard & Poor’s. Certain of these ratings are on watch. There is minimal exposure to U.S. sub-prime mortgages.

•	Capital note holders will continue to bear the economic risk from actual losses up to the full amount of their investment. BMO is not providing any protection from the economic risk to capital note holders, now or in the future. The net asset values of the capital notes as at February 12th are approximately US$877 million for Links and approximately €146 million for Parkland.

•	The risk of loss for BMO under the proposed arrangement is considered low given the high asset quality and the fact that the advances under the liquidity facilities will rank ahead of the subordinate capital note holders.
•	The impact on Tier 1 Capital is not material.

•	The amount of these liquidity facilities represents approximately 3 per cent of BMO’s total assets at October 31, 2007.

•	Asset sales and maturities and the maturity profile of the senior notes reduce the size of the expected funding to a level significantly below the full amount of the liquidity facilities.
Apex/Sitka Trust
BMO is continuing its discussions with a number of counterparties on restructuring alternatives for Apex/Sitka Trust. The conduit’s underlying positions are super senior positions with exposures to high quality diversified corporate debt through collateralized debt obligations. The ratings on these positions continue to be rated AAA, although they are under review. Charges taken in BMO’s fourth quarter 2007 and first quarter 2008 in connection with Apex/Sitka Trust total $210 million, leaving BMO with a net position of $495 million. The charges that BMO has taken reflect its expectations with respect to the probability of Apex/Sitka Trust being restructured. If Apex/Sitka is not restructured, it is expected that BMO would incur an additional charge that would approximate its remaining net investment of $495 million pre-tax. If BMO determines it is in its interest to do so, it may provide additional support to Apex/Sitka Trust.
Management Changes
At the same time, BMO said it would be implementing a number of senior management changes reflecting its ongoing succession plans. All the changes are effective from March 5, 2008.
Thomas E. Flynn is appointed Chief Risk Officer, BMO Financial Group, taking over from Robert L. McGlashan who announced his intention to retire late last year. Mr. Flynn has served as Interim Chief Financial Officer since October, 2007. Prior to that, he was Executive Vice-President, Finance and Treasurer. He joined the Company in 1992 and went on to serve in a number of senior roles within the BMO Capital Markets business, including serving as Head of the Financial Services Corporate and Investment Banking Group.

He will report to Bill Downe, President and Chief Executive Officer of BMO Financial Group.
Russel C. Robertson joins BMO Financial Group as Interim Chief Financial Officer from Deloitte and Touche LLP in Toronto where he has served as Vice-Chairman since 2002. Mr. Robertson began his career in 1969 with Arthur Andersen LLP in Toronto and held a number of increasingly senior roles in that company including Canadian Managing Partner. He is an experienced audit partner with extensive financial services experience. Most recently at Deloitte and Touche he has been lead client service partner for BMO Financial Group. In his new role, he will also report to Mr. Downe.
Thomas V. Milroy is appointed Chief Executive Officer of BMO Capital Markets succeeding Yvan Bourdeau. Mr. Milroy has been Co-President of BMO Capital Markets for the past two years. He joined BMO in 1994 and has held increasingly senior roles within BMO Capital Markets. He will report to Mr. Downe.
In his new role, Mr. Bourdeau will become Vice-Chair BMO Capital Markets with accountability for account coverage, while continuing to focus on the execution of our China/international objectives. He has been with the Company since 1972 and served in numerous key positions across the bank.
Concurrent with these changes, Eric Tripp, who also served as Co-President of BMO Capital Markets, will assume the new position of President, BMO Capital Markets. He will report to Tom Milroy. Mr. Tripp joined BMO in 1994 and since then has held increasingly responsible positions within the company.
Commenting on these appointments, Mr. Downe said: “In line with our ongoing succession plans, these changes maintain our strong leadership team and position us well for the future as we push ahead with our aggressive agenda.
“Tom Flynn’s experience in our Capital Markets business and senior finance roles has made him well suited to lead the Risk function as we move ahead with plans to enhance all aspects of our Risk Management. I welcome Russel Robertson to his interim role within BMO as Karen Maidment continues with her health treatment. He is a respected and experienced executive who knows our Company and the financial services industry well and can hit the ground running as CFO. Tom Milroy has demonstrated that he has the experience and vision to lead BMO Capital Markets and he will be ably supported by Eric Tripp with whom he has partnered so well in the past. Yvan Bourdeau has served BMO with distinction in his long career and will continue to do so as Vice-Chair. Finally, I thank Bob McGlashan for his 35 years of dedicated service to BMO and wish him well for his upcoming retirement.”

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the ‘safe harbor’ provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2008 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
Assumptions about the level of asset sales, expected asset sale prices and risk of default of the underlying assets of the structured investment vehicles were material factors we considered when establishing our expectations of the future performance of our interests in the structured investment vehicles discussed in this release. Key assumptions included that assets would continue to be sold with a view to reducing the size of the structured investment vehicles, under various asset price scenarios.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 28 and 29 of BMO’s 2007 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf.

Media Relations Contacts

Ralph Marranca, Toronto, ralph.marranca@bmo.com, 416-867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, 514-877-1873
Investor Relations Contacts

Viki Lazaris, Senior Vice-President, viki.lazaris@bmo.com, 416-867-6656
Steven Bonin, Director, steven.bonin@bmo.com, 416-867-5452
Krista White, Senior Manager, krista.white@bmo.com, 416-867-7019